Oncolytics Biotech® Announces Upcoming Oral Presentation on Randomized BRACELET-1 Trial in HR+/HER2- Metastatic Breast Cancer at the ASCO Annual Meeting

Oral presentation on BRACELET-1 to take place on June 3, 2023

SAN DIEGO, CA and CALGARY, AB, April 26, 2023 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the acceptance of an abstract for an oral presentation at the American Society of Clinical Oncology (ASCO) Annual Meeting, which is taking place from June 2 – 6, 2023 in Chicago, Illinois and online.

“Being selected for an oral presentation at ASCO is an immense honor that speaks to the importance of BRACELET-1’s results to key opinion leaders and other critical stakeholders in breast cancer,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech Inc. “ASCO is widely recognized as one of the world’s premier oncology conferences, and we’re thrilled that our collaborators at PrECOG will have such a prestigious venue to present the randomized phase 2 BRACELET-1 trial.”

Details on the abstract and corresponding presentation are shown below.

Title: BRACELET-1 (PrE0113): Inducing an Inflammatory Phenotype in Metastatic HR+/HER2- Breast Cancer with the Oncolytic Reovirus Pelareorep in Combination with Paclitaxel and Avelumab
Presentation Type: Oral
Abstract Number: 1012
Session Type: Clinical Science Symposium
Session Title: The Dr. Bernard Fisher Memorial Annual Clinical Science Symposium Supported by the Breast Cancer Research Foundation: Harnessing the Breast Cancer Immune Response
Session Date and Time: June 3, 2023 | 1:15 p.m. – 2:45 p.m. CT

The abstract will be published on the ASCO Annual Meeting website at 5:00 p.m. ET on May 25, 2023.

About BRACELET-1
Additional information on the BRACELET-1 study can be found at https://clinicaltrials.gov/ct2/home and the identifier (NCT number) NCT04215146.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; our plans to conduct clinical trials evaluating pelareorep in combination with checkpoint inhibitors and target therapies in solid and hematological malignancies; our plans to advance towards registration studies in metastatic breast cancer and pancreatic cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com